Exhibit 99.1

NEWS RELEASE

MDA SPACE ANNOUNCES CLOSING OF ITS UPSIZED BOUGHT DEAL OFFERING OF COMMON SHARES

July 14, 2026 (TORONTO, ON) – MDA Space Ltd. (“MDA Space” or the “Company”) (TSX:MDA; NYSE:MDA), a trusted mission partner to the rapidly expanding global space industry, today announced the closing of its previously announced upsized bought deal offering (the “Offering”) of common shares of MDA Space (the “Common Shares”) in Canada and the United States. A total of 23,000,000 Common Shares were issued and sold at a price of US$35.60 per Common Share (the “Offering Price”) for aggregate gross proceeds to the Company of approximately US$819 million.

MDA Space has granted the underwriters an over-allotment option (the “Option”) to purchase up to an additional 15% of Common Shares issued in connection with the Offering, to cover over-allotments, if any, at the Offering Price. The Option is exercisable in whole or in part at any time up to 30 days following the closing of the Offering.

The Offering was conducted through a syndicate of underwriters led by BMO Capital Markets and RBC Capital Markets, as joint lead bookrunners, and J.P. Morgan, Scotiabank and BofA Securities, as joint active bookrunners.

MDA Space intends to use the net proceeds of the Offering to fund a portion of the purchase price, which is payable in cash, of its acquisition (the “Acquisition”) of approximately a 70% interest in Collecte Localisation Satellites (“CLS”), as previously announced on July 8, 2026. The net proceeds may also be used to fund the repayment of all or a portion of CLS’ existing indebtedness (if the Company is unable to arrange debt financing to repay such indebtedness) and/or related financing fees and transaction expenses.

No securities regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About MDA Space

Building the space between proven and possible, MDA Space (TSX:MDA) (NYSE:MDA) is a trusted mission partner to the global defence and space industry. A robotics, satellite systems and geointelligence pioneer with a 55-year+ story of world firsts and more than 450 missions, MDA Space is a global leader in communications satellites, Earth and space observation, and space exploration and infrastructure. The global MDA Space team of more than 4,000 space experts has the knowledge and know-how to turn an audacious customer vision into an achievable mission — bringing to bear a one-of-a-kind mix of experience, engineering excellence and wide-eyed wonder that’s been in our DNA since day one. For those who dream big and push boundaries on the ground and in the stars to change the world for the better, we’ll take you there.

Forward-Looking Statements

Certain statements contained in this news release are forward-looking information and forward-looking statements (collectively, “forward-looking statements”) (within the meaning of the Canadian securities laws and United States federal securities laws, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) and are provided for the purpose of presenting information about management's current expectations and plans relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. These forward-looking statements include, but are not limited to, statements regarding: the Offering and the Acquisition, the terms of the Acquisition, and the intended use of proceeds of the Offering. In some cases, forward-looking statements can be identified by such terms as "may", “will”, “would”, “anticipate”, “anticipated”, "intend", “expect” and “expected”.

The forward-looking statements in this news release are based on certain assumptions and analyses made by MDA Space in light of management's experience and perception of historical trends, including assumptions regarding general economic and political conditions, the Company’s future growth initiatives, and the Company’s ability to complete the Acquisition. Such statements are subject to significant known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed or implied by such statements and, accordingly, should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not such results will be achieved. Such risks include the risk that the Acquisition will not be completed, as well as those risks described in the base shelf prospectus filed on August 7, 2025, the final prospectus supplement filed in connection with the Offering available on SEDAR+ at www.sedarplus.ca, including the documents incorporated by reference therein (including the risks and uncertainties detailed under the “Risk Factors” section of the Company’s annual information form dated March 4, 2026), and the registration statement on Form F-10 (File No. 333-297319), filed with the United States Securities and Exchange Commission on July 8, 2026, including the U.S. prospectus supplement, dated July 9, 2026, filed in connection with the Offering, and the documents incorporated by reference therein, available on EDGAR at www.sec.gov, which risks may be dependent on market factors and not entirely within the Company's control.

Although MDA Space believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect and there can be no assurance that actual results will be consistent with the forward-looking statements. Accordingly, readers should not place undue reliance on any forward-looking statements or information included within this news release. These forward-looking statements speak only as of the date of this news release. Except as required by law, MDA Space is not under any obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MEDIA CONTACT

Amy MacLeod

Vice President, Corporate Communications

613-796-6937

amy.macleod@mda.space

INVESTOR CONTACT

Jim Floros

Vice President, Investor Relations

289-914-0209

jim.floros@mda.space